Exhibit 12.1

         ImClone Systems Incorporated
Ratio of Earnings to Fixed Charges
(in thousands)

	Six Months Ended June 30,	Year Ended
	2005	2004	2003	2002	2001	2000
	(Unaudited)
Income (loss) before taxes	$55,405	$131,014	$(112,011)	$(157,224)	$(127,607)	$(70,469)
Add:
Fixed charges	6,827	15,769	16,325	16,381	15,773	13,228
Amortization of capitalized interest	49	98	98	98	49	—
Less:
Interest capitalized during the period	2,486	6,087	6,059	2,077	1,656	846

Income (loss) before income taxes, as adjusted	$59,795	$140,794	$(101,647)	$(142,822)	$(113,441)	$(58,087)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	$5,982	$14,520	$15,184	$15,256	$15,252	$12,951
Portion of rent representative of the interest factor	845	1,249	1,141	1,125	521	277

Fixed charges	$6,827	$15,769	$16,325	$16,381	$15,773	$13,228

Deficiency of earnings available to cover fixed charges	$—	$—	$(117,972)	$(159,203)	$(129,214)	$(71,315)

Ratio of earnings to fixed charges	8.8:1	8.9:1	—	—	—	—